269 East Grand Ave.

South San Francisco, CA 94080

April 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards, Office of Life Sciences

Re:	Cortexyme, Inc. Registration Statement on Form S-1 Filed April 7, 2020 File No. 333-237594 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Acceleration Request

Requested Date:	April 13, 2020
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cortexyme, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-1 (File No. 333-237594) effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Niki Fang, who is an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Ms. Fang at (415) 773-5540.

[Signature page follows]

Sincerely,

CORTEXYME, INC.

By:	/s/ Christopher Lowe
Name: Christopher Lowe
Title: Chief Financial Officer

cc:	Casey C. Lynch, Cortexyme Inc.

Ted Monohon, Cortexyme Inc.

Scott M. Iyama, Esq., Orrick, Herrington & Sutcliffe LLP

Niki Fang, Esq., Orrick, Herrington & Sutcliffe LLP